SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a)
(Amendment No. 2)*

Chemomab Therapeutics Ltd. (Name of Issuer)

American Depositary Shares, each of which represents twenty Ordinary Shares, no par value Ordinary Shares, no par value
(Title of Class of Securities)

16385C104
(CUSIP Number)

Adi Mor
Kiryat Atidim, Building 7
Tel Aviv 6158002, Israel
+972-77-331-0156
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2024
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 16385C104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Adi Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 898,221 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 898,221 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,221 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 317,075 ADSs owned directly by the Reporting Person, (ii) 251,147 ADSs owned by Prof. Kobi George (the Reporting Person’s spouse), (iii) 296,274 ADSs issuable upon the exercise of options held by the Reporting Person, and (iv) 33,725 ADSs issuable to Prof. Kobi George upon the exercise of options held by him.

(2)
The percentage presented is based on 18,856,611 ADSs outstanding as of September 30, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 6-K, as furnished to the Securities and Exchange Commission (“SEC”) on November 14, 2024.

CUSIP No. 16385C104	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Kobi George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 898,221 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 898,221 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,221 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 317,075 ADSs owned directly by Dr. Adi Mor (the Reporting Person’s spouse), (ii) 251,147 ADSs owned by the Reporting Person, (iii) 296,274 ADSs issuable upon the exercise of options held by Dr. Adi Mor, and (iv) 33,725 ADSs issuable to the Reporting Person upon the exercise of options held by him.

(2)
The percentage presented is based on 18,856,611 ADSs outstanding as of September 30, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 6-K, as furnished to the SEC on November 14, 2024.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Dr. Adi Mor and her spouse, Prof. Kobi George (collectively, the “Reporting Individuals”, and each, a “Reporting Individual”) relating to the American Depositary Shares, each ADS represent twenty (20) ordinary shares, no par value, of Chemomab Therapeutics Ltd. (the “ADSs” and the “Issuer,” respectively).

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2022 (the “Schedule”), as amended by Amendment No. 1, as filed on November 17, 2022, is hereby amended and supplemented by the Reporting Individuals as set forth below in this Amendment No. 2. This Amendment No. 2 is filed by the Reporting Individuals in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Items 4, 5, and 7 of the Schedule are hereby amended and restated to state as follows:

Item 4. Purpose of Transaction.

Dr. Adi Mor serves as the Chief Executive Officer, Chief Scientific Officer and a member of the board of directors of the Issuer, and, in such capacities, has certain influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On July 25, 2024, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors, but not including either of the Reporting Individuals, (the “Purchasers”), pursuant to which the Issuer agreed to sell to the Purchasers: (i) 4,148,867 ADSs, at a purchase price of $1.235 per ADS; and (ii) in lieu of ADSs, Pre-Funded Warrants to purchase up to 3,948,300 ADSs at a purchase price of $1.2349 per warrant (“July 2024 Private Placement”). The Pre-Funded Warrants  have an exercise price of $0.0001 per ADS, are immediately exercisable and remain exercisable until exercised in full. The July 2024 Private Placement closed on July 30, 2024, and the Issuer received gross proceeds from the July 2024 Private Placement of approximately $10.0 million before deducting any offering expenses payable by the Company.

As a result of the July 2024 Private Placement, the amount of securities issued and outstanding increased, and as disclosed in the Issuer’s Exhibit 99.1 to its Current Report on Form 6-K, as furnished to the Securities and Exchange Commission on November 14, 2024, as of September 30, 2024 the total issued and outstanding ADSs were 18,856,611.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 2 are made on the basis of 18,856,611 ADSs issued and outstanding as of September 30, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 6-K, as furnished to the SEC on November 14, 2024.

(a) Because of their spousal relationship, each of the Reporting Individuals may be deemed to beneficially own 898,221 ADSs of the Issuer, representing approximately 4.8% of the issued and outstanding share capital of the Issuer, constituting the aggregate number and percentage of ADSs beneficially owned by the Reporting Individuals as a whole. Each of the Reporting Individuals possesses shared voting and dispositive power with respect to all of those 898,221 ADSs.

(b) The Reporting Individuals possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of 898,221 ADSs of the Issuer, as described in paragraph (a) of this Item 5 above. Those 898,221 ADSs consist of (i) 317,075 ADSs owned directly by Dr. Adi Mor, (ii) 251,147 ADSs owned by Prof. Kobi George, (Dr. Adi Mor’s spouse), (iii) 296,274 ADSs issuable upon the exercise of options held by Dr. Adi Mor, and (iv) 33,725 ADSs issuable to Prof. Kobi George upon the exercise of options held by him.

(c) Neither of the Reporting Individuals has effected any transactions in securities of the Issuer in the past 60 days.

(d) Not applicable.

(e) As of the closing of the July 2024 Private Placement, the amount of securities issued and outstanding increased, and as of September 30, 2024 the total issued and outstanding ADSs were 18,856,611. According to the disclosure contained in Exhibit 99.1 to the Issuer’s Current Report on Form 6-K, as furnished to the SEC on November 14, 2024, the Reporting Individuals are no long beneficial owners of five percent or more of the Issuer’s ADSs

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2024

/s/ Adi Mor ADI MOR /s/ Kobi George KOBI GEORGE